**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 28, 2016
(correcting order dated October 19, 2016)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

iRhythm Technologies, Inc.

File No. 333-213773 - CF#33410
_____

iRhythm Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 23, 2016, as amended.

Based on representations by iRhythm Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20   through December 24, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary